CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2014

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		March 31	December 31
	Notes	2014	2013

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$117,969	$108,050
Total non-current assets		117,969	108,050

Current assets
Amounts receivable and prepaid expenses	4	1,164	6,663
Restricted cash	5	1,327	1,276
Cash and cash equivalents	5	18,626	25,795
Total current assets		21,117	33,734

Total Assets		$139,086	$141,784

EQUITY

Capital and reserves
Share capital	6	$389,227	$389,227
Reserves		65,151	58,649
Deficit		(322,411)	(313,948)
Total Equity		131,967	133,928

LIABILITIES

Non-current liabilities
Deferred income taxes		3,785	3,803
Total non-current liabilities		3,785	3,803

Current liabilities
Payable to a related party	7	301	459
Trade and other payables	8	3,033	3,594
Total current liabilities		3,334	4,053

Total Liabilities		7,119	7,856

Total Equity and Liabilities		$139,086	$141,784

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 7, 2014. They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Income) Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended March 31
	Notes	2014	2013

Expenses
Exploration and evaluation expenses	10	$4,028	$399
General and administrative expenses	10	2,825	1,388
Share-based compensation	6 (b)	2,099	424
Loss from operating activities		8,952	2,211
Foreign exchange (gain) loss		(230)	(96)
Interest income		(241)	(224)
Loss before tax		8,481	1,891
Deferred Income tax		(18)	–
Loss for the period		$8,463	$1,891

Other comprehensive (income) loss
Items that may be reclassified subsequently to loss
Foreign exchange translation gain	6 (c)	(4,403)	(2,107)
Deferred income tax on investment	6 (c)	–	77
Other comprehensive income for the period		$(4,403)	$(2,030)

Total comprehensive loss (income) for the period		$4,060	$(139)

Basic and diluted loss per common share	9	$0.09	$0.02

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Three months ended March 31
	Notes	2014	2013

Cash flows from operating activities
Loss for the period		$(8,463)	$(1,891)
Adjustments for items not affecting cash or operating activities:
Depreciation		74	–
Deferred income tax recovery		(18)	–
Foreign exchange (gain) loss		(56)	(97)
Interest received on cash held		(108)	(107)
Interest receivable on loan prior to settlement	4	(133)	(117)
Loss on disposal of plant and equipment		8	–
Share-based compensation		2,099	424
		1,866	103
Changes in non-cash working capital items
Decrease in amounts receivable and prepaid expenses		63	72
Decrease in amounts receivable from a related party		–	3
Decrease in trade and other payables		(670)	(116)
Decrease in payable to related party		(158)	(143)
		(765)	(184)

Net cash used in operating activities		(7,362)	(1,972)

Cash flows from investing activity
Interest received on cash held		108	107
Net cash from investing activity		108	107

Net decrease in cash and cash equivalents		(7,254)	(1,865)
Effect of exchange rate fluctuations on cash held		85	(2)
Cash and cash equivalents at beginning of the period		25,795	27,537

Cash and cash equivalents at end of the period	5	$18,626	$25,670

Non-cash investing activities:
The Group received title to mineral claims in settlement of the loan receivable (notes 3 and 4)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
				Foreign
			Equity settled	currency
			share-based	translation		Investment
	Number of		payments	reserve		revaluation
	shares	Amount	reserve	(note 6	(c))	reserve	Deficit	Total equity

Balance at January 1, 2013	94,999,764	$389,189	$50,784	$347		$(2)	$(311,425)	$128,893
Share-based compensation	–	–	424	–		–	–	424
Loss for the period	–	–	–	–		–	(1,891)	(1,891)
Other comprehensive income for the period net of tax	–	–	–	2,030		–	–	2,030
Total comprehensive income						–		139

Balance at March 31, 2013	94,999,764	$389,189	$51,208	2,377		$(2)	$(313,316)	$129,456

Balance at January 1, 2014	95,009,864	$389,227	$51,417	$7,234		$(2)	$(313,948)	$133,928
Share-based compensation	–	–	2,099	–		–	–	2,099
Loss for the period	–	–	–	–		–	(8,463)	(8,463)
Other comprehensive income for the period net of tax	–	–	–	4,403		–	–	4,403
Total comprehensive loss								(4,060)

Balance at March 31, 2014	95,009,864	$389,227	$53,516	$11,637		$(2)	$(322,411)	$131,967

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE- MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the period ended March 31, 2014, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations, and the underlying value and recoverability of the amounts shown for the Group’s mineral property interest, are entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As at March 31, 2014, the Group has $18.6 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner and believes it will be able to meet corporate expenditure requirements and activities at the Pebble Project for the foreseeable future. Additional financing, which may include debt, equity or reliance on new joint venture partners, will be required to fund further exploration or development programs at the Pebble Project. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may have to reduce or curtail its operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2013, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accordingly, accounting policies applied other than as noted in (e) are the same as those applied in the Group’s annual financial statements.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

(c)	Basis of Consolidation

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries and entities controlled by the Company and its subsidiaries listed below:

			Ownership
			and voting
Name of Subsidiary	Place of Incorporation	Principal Activity	Interest
U5 Resources Inc.	Nevada, USA	Holding Company[1]. Wholly-owned subsidiary of the Company.	100%
0796412 BC Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
3537137 Canada Inc.	Canada	Holding Company[2]. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership.	Alaska, USA	Holds 99.9% of the Pebble Limited Partnership and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership.	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of PLP.	100% (indirect)
Pebble West Claims Corporation.	Alaska, USA	Holding Company[3]. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Pebble East Claims Corporation.	Alaska, USA	Holding Company[3]. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Kaskanak Copper LLC.	Delaware, USA	Holds 100% of Kaskanak Inc. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Kaskanak Inc.	Alaska, USA	Holding Company[4].	100% (indirect)

1	Holds the claims acquired from Liberty Star (note 3).
2.	Holds 20% of the Northern Dynasty Partnership. The Company holds the remaining 80%.
3.	Holds the Pebble Project claims.
4.	Holds the South Pebble, KAK and SP claims.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2013.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(e)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

Effective January 1, 2014, the Group adopted the following amendments and interpretation:

•

Amendments to IAS 32, Financial Instruments: Presentation ("IAS 32"). The amendments clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of "currently has a legal enforceable right of set-off" and "simultaneous realization and settlement".

•

Amendments to IAS 36, Impairment of Assets ("IAS 36"). The amendments clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively.

•

IFRIC 21, Levies ("IFRIC 21"), provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation, and explicitly excludes from its scope outflows related to IAS 12, Income Taxes, fines and penalties and liabilities arising from emission trading schemes. IFRIC 21 clarifies that a liability is recognized only when the triggering event specified in the legislature occurs and not before. IFRIC 21 is effective retrospectively.

These amendments and interpretation did not impact the preparation of these Financial Statements given 1) the Group does not employ the use of financial instruments as contemplated; 2) the Group has not impaired non-financial assets; and 3) the Group is not currently subject to levies as defined in IFRIC 21.

(f)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for the Group’s financial year commencing on January 1, 2018

IFRS 9, Financial Instruments, Classification and Measurement ("IFRS 9"), is the first phase of three phases to replace IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. In November 2013, the IASB decided to defer the mandatory effective date pending the finalization of other phases of IFRS 9. In February 2014, while finalizing deliberations on the impairment project and limited amendments to classification and measurement requirements for IFRS 9, the IASB tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after 1 January 2018. Early adoption is permitted.

The Group anticipates that the adoption of IFRS 9 will have no material impact on its consolidated financial statements given the extent of its current use of financial instruments in the ordinary course of business.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

	Mineral property	Plant and	Total
	interest	equipment
Cost
Beginning balance	$106,697	$1,222	$107,919
Additions during the period (b)	5,844	–	5,844
Disposals	–	(65)	(65)
Ending balance	$112,541	$1,157	$113,698

Accumulated depreciation
Beginning balance	$–	$–	$–

Charge for the period	–	(74)	(74)
Eliminated on disposal	–	5	5
Ending balance	$–	$(69)	$(69)

Foreign currency translation difference	$4,293	$47	$4,340

Net carrying value – Ending balance	$116,834	$1,135	$117,969

Net carrying value – Beginning balance	$106,827	$1,223	$108,050

Mineral Property Interest

(a)        Pebble Project

The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. A wholly-owned subsidiary of Anglo American plc subscribed for participated in the Pebble Partnership and provided approximately $595 million (US$573 million) in funding until its withdrawal in December 2013, when the Group reacquired a 100% interest in the Pebble Partnership and control of the Pebble Project.

(b)        Other Claims

The Group acquired mineral claims located to the west of the Pebble Project in 2010 for a cash payment of US$1,000,000 ($1,055) from Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"). The Group received further claims from Liberty Star in settlement for amounts advanced to Liberty Star pursuant to the Letter Agreement (note 4).

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	March 31	December 31
	2014	2013
Sales tax receivable	$93	$94
Amounts receivable	313	217
Loan receivable	–	5,479
Prepaid expenses	758	873
Total	$1,164	$6,663

Loan Receivable

The loan receivable comprised the amount advanced to Liberty Star in cash, expenditures incurred by the Group in relation to Liberty Star’s mineral claims in Alaska and interest accrued thereon (together, the "Loan") pursuant to a letter agreement dated June 2010 and subsequent amendments thereof (together, the "Letter Agreement"). The Loan accrued interest at 10% per annum, compounded monthly, and was secured by assets and mining claims owned by Liberty Star in Alaska, USA.

The following is a summary of the Loan until its settlement on March 27, 2014 (see below):

	March 27	December 31
	2014	2013
Balance of the principal amount:
Cash advance (US$3,000,000)	$3,325	$3,191
Expenses incurred on behalf of Liberty Star (US$730,174)	810	776
Total principal amount receivable (US$3,730,174)	4,135	3,967
Accumulated accrued interest (March 27, 2014 - US$1,542,203; December 31, 2013 - US$1,421,306)	1,709	1,512
Balance at settlement /end of year (March 27, 2014 - US$5,272,377; December 31, 2013 - US$5,151,480)	$5,844	$5,479

The Loan was advanced in conjunction with the acquisition of a mineral property interest (note 3) pursuant to the Letter Agreement, which contemplated a joint venture agreement whereby the Group, subject to an earn-in expenditure requirement, could acquire a 60% interest in certain of Liberty Star’s mineral claims adjacent to the mineral claims acquired. Liberty Star’s assets held as collateral for the Loan included, but were not limited to, these mineral claims.

In October 2012, as a joint venture agreement was not executed, the Group delivered a notice of repayment of the Loan to Liberty Star. In November 2012, the Group and Liberty Star negotiated a loan settlement agreement and an amendment thereto (together; the "Loan Settlement Agreement") whereby the Group agreed to extinguish the Loan in consideration for receiving title to certain of Liberty Star’s mineral claims (the "Settlement Claims") which were held as collateral for the Loan. Liberty Star, however, could not complete valid transfer of these claims to the Group as a third party purported to register a lien on the Settlement Claims in respect of a debt allegedly owed by Liberty Star. As a result and in accordance with the terms of the Loan Settlement Agreement, the Loan Settlement Agreement had not closed and the Group retained all its rights under the Letter Agreement. Accordingly, the Group continued to recognize the Loan as a financial asset. On March 27, 2014, all outstanding liens against the Settlement Claims were released and the Group extinguished the Loan and recognized the addition of the Settlement Claims in mineral property interest for the same amount (note 3).

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	March 31	December 31
	2014	2013
Business and savings accounts	$2,091	$7,334
Guaranteed investment certificates	16,535	18,461
Total	$18,626	$25,795

(b)	Restricted Cash

At March 31, 2014, restricted cash in the amount of US$1,200,000 ($1,327) (December 31, 2013 – $1,276) was held in the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken when it was subject to joint control. This cash is not available for general use by the Group. The Group has a current obligation (note 8) to refund any unutilized balance after a stipulated time period.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At March 31, 2014, the authorized share capital comprised an unlimited (2013 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") outstanding for the three months ended March 31, 2014 and 2013:

	2014		2013
				Weighted
		Weighted		average
		average		exercise
	Number of	exercise price	Number of	price
Continuity of share options	options	($/option)	options	($/option)
Balance at beginning of period	3,735,700	4.13	7,611,530	7.00
Granted	4,494,600	1.77	–	–
Expired	(1,825,100)	5.13	–	–
Forfeited	(500)	1.77	(32,900)	5.46
Balance at end of period	6,404,700	2.19	7,578,630	7.01

There were no options exercised during the three months ended March 31, 2014 and 2013.

For options granted in 2014, the weighted average fair value was estimated at $0.85 per option and was based on the Black-Scholes option pricing model using the following assumptions:

Assumptions
Risk-free interest rate	1.50%
Expected life	4.45 years
Expected volatility	68%
Grant date share price	$1.65
Expected dividend yield	Nil

The following table summarizes information about the Group’s options outstanding at the end of the period:

	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
	Number of	exercise	contractual	Number of	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
1.77	4,493,600	1.77	4.36	2,246,800	1.77	4.36
3.00	1,884,100	3.00	1.75	1,884,100	3.00	1.75
15.44	27,000	15.44	1.96	27,000	15.44	1.96
	6,404,700	2.19	3.58	4,157,900	3.16	2.42

(c)	Foreign Currency Translation Reserve

	Three months ended March 31
	2014	2013
Balance at beginning of period	$7,234	$347
Foreign exchange translation differences
Exchange gain on translation of the investment in the Pebble Partnership under joint venture	–	2,107
Exchange gain on translation of the Pebble Partnership as a foreign subsidiary	4,403	–
Total foreign exchange translation difference for the period	11,637	2,454
Deferred income tax on investment	–	(77)
Balance at the end of period	$11,637	$2,377

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results and net assets of the Pebble Partnership, which has a US dollar functional currency, to the Group’s functional currency which is the Canadian dollar. In 2013 the Pebble Partnership was under joint control until December 10, 2013 when the Group reacquired 100% interest therein. Until the change in control, the investment in the Pebble Partnership was accounted for under the equity method with the related tax effect recognized in other comprehensive loss.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details of transactions and balance with other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel, being directors and senior management including the Senior Vice President, Corporate Development, Vice President ("VP") Corporate Communications, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership and Chairman of Pebble Mines Corp. was as follows:

	Three months ended March 31
Compensation	2014	2013
Short-term employee benefits (i)	$993	$564
Share-based compensation	1,487	142
Total	$2,480	$706

(i)

Short-term employee benefits include salaries, directors fees and amounts paid to HDSI (see (b)(i)) for services provided to the Group by certain HDSI personnel who serve as executive directors and officers for the Group.

(b)	Transactions and Balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Three months ended March 31
Transactions	2014	2013
Entity with significant influence (i)
Services rendered to the Group	$1,465	$984
Reimbursement of third party expenses incurred on behalf of the Group	298	230
Total paid by the Group	$1,763	$1,214

	March 31	December 31
Balances payable to related parties	2014	2013
Entity with significant influence over the Group (i)	$301	$459
Total	$301	$459

(i)

Hunter Dickinson Services Inc. ("HDSI"), a private company, provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. The Group may make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

8.	TRADE AND OTHER PAYABLES

	March 31	December 31
Falling due within the year	2014	2013
Trade	$1,706	$2,318
Other (note 5 (b))	1,327	1,276
Total	$3,033	$3,594

9.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Three months ended March 31
	2014	2013
Loss attributable to common shareholders	$8,463	$1.891
Weighted average number of common shares outstanding (000s)	95,010	95,000

Diluted loss per share did not include the effect of the of share purchase options outstanding as they are anti-dilutive.

10.	EMPLOYMENT COSTS

The amount of salaries and benefits included in expenses are as follows:

	Three months ended March 31
	2014	2013
Exploration and evaluation expenses	$981	$201
General and administration expenses	1,497	773
Share-based compensation	2,099	424
Total	$4,577	$1,398

11.	COMMITMENTS AND CONTINGENCIES

The Group has the following commitments as of March 31, 2014:

	2014		2015		2016
	(000s	)	(000s	)	(000s	)
Anchorage office lease (i)	US$ 555		US$ 763		US$ 651
Anchorage communication lease (ii)	108		84		–
Pebble Project site lease (iii)	585		260		–
Total	US$ 1,248		US$ 1,107		US$ 651
Total in Canadian dollars (iv)	$1,380		$1,224		$720

(i)	Original term of 5 years expires on October 31, 2016.
(ii)	Lease term expires on July 31, 2015.
(iii)	Lease for accommodation at site, expires on April 30, 2015.
(iv)	Converted at closing rate of $1.1055/US$ on March 31, 2014, as per Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent of approximately US$218,000 ($241). The term of the sub-lease expires on October 31, 2016.